

February 13, 2017

Mr. John N. Hatsopoulos
Co-Chief Executive Officer
Tecogen Inc.
45 First Avenue
Waltham, MA 02451

>　　**Re:　Tecogen Inc.**
>　　　　　**Amendment No. 1 to Registration Statement on Form S-4**
>　　　　　**Filed January 30, 2017**
>　　　　　**File No. 333-215231**

Dear Mr. Hatsopoulos:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2017 letter.

<u>Stock Ownership of Directors and Executive Officers of Tecogen, page 6</u>
<u>Stock Ownership of Directors and Executive Officers of ADGE, page 6</u>

1.　We note in response to comment 2 of our letter dated January 17, 2017, you have removed references to George Hatsopoulos. Given the initial disclosure about his share ownership and the reference to him in the opinion of your financial advisor, please disclose his affiliation with the company. In addition, if Mr. Hatsopoulos has interests in the merger that are different from other shareholders, as the opinion of the financial advisor suggests, please disclose those interests.

Interests of Tecogen's Directors and Executive Officers in the Merger, page 6
Interests of ADGE's Directors and Executive Officers in the Merger, page 6

2.   We note in your response to comment 3 of our letter dated January 17, 2017 and we
        reissue our comment. Please disclose all material interest of director, officers, and
        affiliates and quantify the interests of directors, executive officers, and affiliates in the
        summary. You provided cross references, but you do not quantify the interests of
        directors and executive officers. Please revise this section to quantify these interests for
        each person. Please ensure that you cite the correct page number in your cross references.

3.   Please disclose the overlapping roles of any of the directors or executive officers. Please
        also disclose what role the directors and executive officers will serve in the surviving
        company. We note your statement that only Charles Maxwell and Benjamin Locke have
        an interest in the Merger that is different from, or in addition to, the interests of an
        ordinary Tecogen stockholder. It appears that other directors and officers may have
        interests different from an ordinary Tecogen stockholder. Please revise or advise.

Unaudited Pro Forma Condensed Combined Financial Information, page 11

Note 4. Fair Value Estimate of Assets to be Acquired and Liabilities to be Assumed, page 18

4.   We note your response to prior comment six. As requested, please expand your
        disclosures to more fully explain how the purchase price was determined. In this regard,
        we note the significant losses incurred by ADGE and the magnitude of unfavorable
        customer contracts.

Note 5. Adjustments to Pro Forma Balance Sheet, page 18

5.   In regard to the additional disclosures you provided in your response to prior comment
        ten, please address the following:
        • More fully explain to us and disclose the actual terms of ADGE's customer contracts,
          including pricing provisions. It is not clear to us if the pricing provisions of the
          existing customer contracts are fixed or variable. To the extent the pricing provisions
          are not fixed, it is not clear to us how you determined the difference between the
          contracts terms and current market conditions;
        • Your disclosures indicate the unfavorable contract liability you recorded includes
          estimated contract extensions. More fully explain to us and disclose when and how
          customer contracts can be extended. To the extent contract extensions are not solely
          within the customers' discretion, explain to us how and why including estimated
          extensions in determining an unfavorable contract liability is appropriate;
        • More fully explain to us and disclose how you determined the discount rate you used;
        • Your disclosures indicate you assume a gross profit margin of 35% based on
          Tecogen's historical gross profit margin; however it appears to us that Tecogen sells
          equipment and ADGE essentially sells energy. More fully explain to us how and why
          you determined assuming a 35% gross profit margin is appropriate; and

- More fully explain to us and disclose how you determined contracts with favorable terms and contracts with unfavorable terms and why offsetting such contracts is appropriate.

Background, page 37

6.   In response to comment 15 of our letter dated January 17, 2017, you stated that you added additional detail to the discussion. It doesn't appear that those details were reflected in your amendment. We reissue our comment. Please revise this section to describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, explain the material issues discussed, and the positions taken by those involved in each meeting.

Material U.S. Federal Income Tax Consequences of the Merger, page 60

7.   In light of the short form tax opinion filed as exhibit 8 to your registration statement, please revise this section to clearly identify each material tax consequence, set forth the opinion of counsel as to each identified tax item; and set forth the basis for the opinion. If you are unable to opine on a material tax consequence, the opinion should state this fact clearly, provide the reason for your inability to opine on a material tax consequence (for example, the facts are currently unknown or the law is unclear); and discuss the possible alternatives and risks to investors of that tax consequence. Please see Staff Legal Bulletin 19 for guidance.

Where you can find more information; Incorporation by Reference, page 70

8.   We note your response to comment 18 of our letter dated January 17, 2017 that both companies are S-3 eligible and therefore eligible to incorporate by reference; however, it appears that the aggregate market value of shares held by non-affiliates is not at least $75 million. Please provide your underlying analysis of eligibility for each company. Please note that if you are not eligible to incorporate by reference, then you will need to provide updated Executive Compensation information for the most recent fiscal year end required by Item 18(a)(7)(ii) of Form S-4.

Exhibit 23.5: Opinion of Cassel Salpeter & Co., LLC

9.   We note the revision to this opinion now provide a consent that is limited to Amendment 1 to the S-4. Given that it appears another amendment may be necessary, please update this opinion or remove the limitation so that the consent applies to the S-4, as amended.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551- 3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction